TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

OFFICES OF BAKER & MCKENZIE

EUROPE MIDDLE EAST: AMSTERDAM, ANTWERP, BAHRAIN, BARCELONA, BERLIN, BOLOGNA, BRUSSELS, BUDAPEST, CAIRO, DÜSSELDORF, FRANKFURT, GENEVA, KYIV, LONDON, MADRID, MILAN, MOSCOW, MUNICH, PARIS, PRAGUE, RIYADH, ROME, ST.PETERSBURG, STOCKHOLM, VIENNA, WARSAW, ZÜRICH

ASIA PACIFIC: ALMATY, BAKU, BANGKOK, BEIJING, HANOI, HO CHI MINH CITY, HONG KONG, MANILA, MELBOURNE, SHANGHAI, SINGAPORE, SYDNEY, TAIPEI, TOKYO

BAKER & MCKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU, TOKYO 100-0014, JAPAN

(C.P.O.BOX 1576, TOKYO 100-8694, JAPAN)

[redacted]5157-2900

NORTH AND SOUTH AMERICA: BOGOTÁ, BRASILIA, BUENOS AIRES, CALGARY, CARACAS, CHICAGO, DALLAS, GUADALAJARA, HOUSTON, JUÁREZ, MÉXICO CITY, MIAMI, MONTERREY, NEW YORK, PALO ALTO, PORTO ALEGRE, RIO DE JANEIRO, SAN DIEGO, SAN FRANCISCO, SANTIAGO, SÃO PAULO, TIJUANA, TORONTO, VALENCIA, WASHINGTON,D.C.

04030283

FILE NO. 82-4861

May 12, 2004

VIR AIR MAIL

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2004 MAY 20 A 11: 5
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Notice on Adjustments to the Forecasts of Business Results for the Year Ended March 31, 2004 (filed dated April 22, 2004) (English translation);

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dlw 5/20

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

(Translation)

File No. 82-4861

April 22, 2004

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice on Adjustments to the Forecasts of Business Results for the Year Ended March 31, 2004

In consideration of the recent developments, the forecasts of operating results of MegaChips Corporation (the "Company") for the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004), as given at the time of publication of the "Brief Statement of Accounts for the Third Quarter of the Year Ending March 31, 2004" on February 12, 2004, are adjusted as described below:

Description

1. Adjustment to the forecast of consolidated business results:

The forecast of operating results for the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on February 12, 2004)	23,500	1,140	120
Adjusted forecast (B)	25,800	1,460	280
Amount of increase or decrease (B-A)	2,300	320	160
Rate of increase or decrease	9.8%	28.1%	133.3%
Previous results (for the year ended March 31, 2003)	29,055	1,721	192

2. Adjustment to the forecast of non-consolidated business results:

The forecast of operating results for the year ended March 31, 2004 (from April 1, 2003 to March 31, 2004):

(million yen)

	Sales	Ordinary profit	Profit for the period
Previous forecast (A) (publicized on February 12, 2004)	21,800	1,300	480
Adjusted forecast (B)	24,300	1,740	750
Amount of increase or decrease (B-A)	2,500	440	270
Rate of increase or decrease	11.5%	33.8%	56.3%
Previous results (for the year ended March 31, 2003)	27,172	1,954	367

3. Reason for the adjustments

In the LSI business of the Company, demand for LSIs for use in game consoles (custom mask ROMs), and LSIs for processing images, sounds and communications for use in 3G mobile phones, remains strong. Consequently, consolidated sales and non-consolidated sales are expected to amount to ¥25,800 million, a 9.8% increase over the previous forecast, and ¥24,300 million, an 11.5% increase, respectively. Consolidated ordinary profit and non-consolidated ordinary profit are expected to amount to ¥1,460 million, a 28.1% increase over the previous forecast, and ¥1,740 million, a 33.8% increase, respectively. Consolidated profit for the period and non-consolidated profit for the period are expected to amount to ¥280 million, a 133.3% increase over the previous forecast, and ¥750 million, a 56.3% increase, respectively.

- END -